Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269446

Prospectus Supplement

(To the Prospectus dated February 7, 2023)

9,000 Shares of Common Stock

This prospectus supplement updates, supersedes and amends certain information contained in the prospectus dated February 7, 2023 (the “Original Prospectus”) of Biora Therapeutics, Inc. (the “Company”), relating to the offering on a resale basis of an aggregate of 9,000 shares of common stock, par value $0.001 per share (the “Common Stock”), issuable upon the exercise of warrants to purchase up to an aggregate of 9,000 shares of Common Stock at an original exercise price of $82.20 per share (the “Existing Warrants”). In April 2024, the Company entered into a warrant amendment agreement with an institutional investor to lower the exercise price of such Existing Warrants to $11.00 per share. The Existing Warrants have been amended as described below under “Amendments to Existing Warrants.” All share and per share information included in this prospectus supplement has been retroactively adjusted to reflect a 1-for-10 reverse stock split effected on October 18, 2024.

This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement the Original Prospectus from time to time by filing amendments or supplements as required. You should read the entire Original Prospectus and any amendments or supplements carefully before you make an investment decision.

Our Common Stock is listed on the Nasdaq Global Market under the symbol “BIOR.” On October 25, 2024, the last reported sale price of our Common Stock on the Nasdaq Global Market was $3.90 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Original Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

AMENDMENTS TO EXISTING WARRANTS

This prospectus supplement is being filed to disclose the following:

On October 28, 2024, we entered into a warrant amendment agreement (the “Warrant Amendment Agreement”) with an institutional investor under which, in exchange for $0.125 per warrant, the Company agreed to amend the Existing Warrants to purchase up to an aggregate of 9,000 shares of Common Stock that were previously issued in January 2023 with an exercise price of $82.20 per share. In April 2024, we entered into a warrant amendment agreement with an institutional investor to lower the exercise price of such Existing Warrants to $11.00 per share.

Under the Warrant Amendment Agreement, with respect to Existing Warrants to purchase up to an aggregate of 9,000 shares of Common Stock held by an institutional investor, the Company agreed to (i) lower the exercise price of such Existing Warrants to $3.90 per share and (ii) extend the original expiration date of such Existing Warrants to October 29, 2029. These amendments became effective on October 28, 2024.

Prospectus supplement dated October 29, 2024